SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 5)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Gary Stern

c/o Asta Funding, Inc.

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. Gary Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 809,142
	8.	Shared Voting Power 1,493,608
	9.	Sole Dispositive Power 809,142
	10.	Shared Dispositive Power 1,493,608
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Item 1 is amended and restated with the following:

This statement relates to the Common Stock, par value $.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2.	Identity and Background

Item 2 is amended and restated with the following:

a)	Gary Stern (the “Reporting Person”)

b)	c/o Asta Funding, Inc., 210 Sylvan Avenue, Englewood, New Jersey 07632

c)	Chairman of the Board, President and Chief Executive Officer of the Issuer. The Issuer is engaged in several business segments in the financial services industry including (i) structured settlements; (ii) funding of personal injury claims, social security and disability advocates and (iii) the business of purchasing, servicing and managing for its own account, distressed consumer receivables, including charged off receivables, and semi-performing receivables. The Issuer’s address is 210 Sylvan Avenue, Englewood Cliffs, NJ 07632.

d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented with the following:

Except as set forth below, all funds used by Mr. Stern to purchase the Shares were derived from his personal funds. Mr. Stern has served as an officer and director of the Issuer since 1994. In those capacities, Mr. Stern has been granted options to acquire shares of Common Stock, of which 834,511 have been exercised (and are reflected above) and 193,333 remain unexercised, but are currently exercisable or exercisable within 60 days of the date hereof. The shares that the Reporting Person may be deemed to beneficially own by virtue of his position as a co-trustee of the Ricky Stern 2012 GST Trust and the Emily Stern 2012 GST Trust were contributed by Arthur Stern, as Grantor, to such trusts upon the formations thereof.

Item 4.	Purpose of Transaction

Item 4 is amended and restated with the following:

The Reporting Person acquired the securities described herein (i) for investment purposes and (ii) in the case of the options, as compensation.

As previously reported by the Issuer on a Current Report on Form 8-K filed on May 19, 2016, certain members of the board of directors and management of the Issuer met with representatives from Mangrove Partners on May 17, 2016. At this meeting, the Issuer discussed with Mangrove Partners possible strategic alternatives involving the Issuer. The Reporting Person participated in this meeting in his capacity as an officer and director of the Issuer. There is no certainty that these discussions will continue or that the Reporting Person will participate in any further such discussions, or that these discussions, or future discussions, will result in any agreements or transactions involving the Issuer, or that the Reporting Person would be a party to any such agreements or transactions.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein and in the Reporting Person’s capacity as an officer or director of the Issuer, and disclaims any obligation to update such disclosure, except as required by law. The Reporting Person may, at any time and from time to time, and reserves the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Person in light of his general investment policy, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated with the following:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 11,746,424 outstanding Shares as of May 22, 2016, as reported by the Issuer to the Reporting Person.

The Shares with respect to which the Reporting Person has sole voting and dispositive power consist of (i) 615,809 Shares held directly; and (ii) 193,333 Shares underlying options held directly that are exercisable within 60 days.

The Shares with respect to which the Reporting Person has shared voting and dispositive power consist of (i) 145,428 shares held by the Reporting Person’s adult child who shares the Reporting Person’s home (the “Daughter’s Shares”) (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); (ii) 2,590 shares held by the Emily Stern 2012 GST Trust for which the Reporting Person is a co-trustee (the “Emily Stern Trust Shares”); (iii) 503,590 shares held by the Ricky Stern 2012 GST Trust for which the Reporting Person is a co-trustee (the “Ricky Stern Trust Shares”); and (iv) 842,000 Shares held by Asta Group, Incorporated (“Asta Group”) that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group. The Reporting Person disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group. Excluded herein are stock options to acquire an additional 16,667 shares of Common Stock that are not exercisable within 60 days of the date hereof.

(c) None

(d) The Reporting Person’s daughter that directly holds the Daughter’s Shares, the beneficiary of the trust that directly holds the Emily Stern Trust Shares and the beneficiary of the trust that directly holds the Ricky Stern Trust Shares have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by the Reporting Person.

(e) Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2016

/s/ Gary Stern
GARY STERN